Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nicor Inc.
Commission File No: 333-172084

SPECIAL SHAREHOLDER MEETING

CORPORATE PARTICIPANTS

 John Somerhalder
 AGL Resources Inc - Chairman, President, and CEO

 Dean O'Hare
 Chubb Corporation - Former Chairman and CEO

 Myra Bierria
 AGL Resources Inc - Corporate Secretary

 PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Special Meeting of Shareholders. My name is Onica and I will be your operator for today. At this time all participants are in a listen-only mode

(Operator Instructions)

As a reminder this conference call is being recorded for replay purposes. At this time I would now like to turn the call over to Mr. John Somerhalder.

 John Somerhalder - AGL Resources Inc - Chairman, President, and CEO

Good morning, ladies and gentlemen, I am John Somerhalder, and welcome to our Special Meeting of Shareholders. As Chairman, President and Chief Executive Officer of the company, I will preside at this meeting, and Myra Bierria our Corporate Secretary will serve as the Secretary for this meeting. I now call this meeting to order.

Our first quarter business is to determine whether a quorum is present and recognize the Inspector of Election.

 Myra Bierria - AGL Resources Inc - Corporate Secretary

 A quorum exists in a majority of the shares entitled to vote are represented either in person or by proxy. As of the record date of April 18, 2011 the total number of outstanding shares of common stock of this company entitled to vote was 78,383,184 million. A total 58,555,266 million shares of common stock constituting approximately 74.75% of the outstanding shares of common stock of the Company entitled to vote are represented at this meeting.

 John Somerhalder - AGL Resources Inc - Chairman, President, and CEO

 A quorum of the outstanding shares of common stock is present or represented by proxy, and I therefore declare the poll is open for voting and the meeting open for business be considered set forth of the notice of the special meeting of shareholders and the joint proxy statement/prospectus. Ms. Belinda Massafra a represented of Broadridge Financial Solutions Inc. has been appointed as the Inspector of Election for this meeting to resolve any issues related to the shares to be voted or the proxy cards, to count the votes and to certify that both on the proposals.

First, I would like to recognize, the members of our Board of Directors who are here with us today. I would ask Directors stand as I introduce you. First, Arthur E. Johnson, our lead Director and former Senior Vice President Corporate Strategic Development of Lockheed Martin Corporation. Wyck A. Knox Jr., Counsel to and former Partner in and Chairman of the Executive Committee of the law firm of Kilpatrick Townsend & Stockton LLP.

Dennis M. Love, President and Chief Executive Office of Printpack, Inc. Charles H. "Pete" McTier, former President of the Robert W. Woodruff Foundation. Henry C. Wolf, former Vice Chairman and Chief Financial Officer of Norfolk Southern Corporation. And we also have a Director with us today by telephone and that's Dean R. O'Hare, former Chairman and Chief Executive Officer of Chubb Corporation.

 Dean O'Hare - Chubb Corporation - Former Chairman and CEO

 Thank you, John. I am sorry I can't be there, but this is all I have to do.

 John Somerhalder - AGL Resources Inc - Chairman, President, and CEO

Thanks, Dean. Thanks for being with us. And I am also a member of the Board of Directors. I am also pleased to introduce some of our officers from the Company, and I would ask you to stand as you are introduced. First, our senior officers heads of major subsidiaries -- and as I said earlier our Chairman, President and Chief Executive Officer. Andrew W. Evans, our Executive Vice President and Chief Financial Officer. Ralph Cleveland, Executive Vice President - Engineering and Operations. Hank Linginfelter, Executive Vice President - Utility Operations.

Paul Shlanta, Executive Vice President, General Counsel, Chief Ethics and Compliance Officer. Melanie M. Platt, Senior Vice President - Human Resources and Marketing Communications. Pete Tumminello, President of Sequent Energy Management LLP. Bryan Batson, Senior Vice President of Governmental & Regulatory Affairs. Jeff Brown Senior Vice President and Deputy of General Counsel. Jodi Gidley, Senior Vice President, Mid-Atlantic Operations.

Bryan Seas, Senior Vice President and Chief Accounting Officer. Suzanne Sitherwood, Senior Vice President, Southern Operations. Ron Lepionka, Vice President and Chief Auditor. Mike Braswell, President, South Star Energy Services LLC, and Dana Grams, President of Pivotal Energy Development. And then, I'd ask all other officers to stand at once. Thank you all for being here.

Each of you should have registered at the desk in the lobby as you've entered the meeting. If there are any of you who have not registered, would you please step over to the desk and sign the register? Each of you should have the agenda for the meeting on your chair. On the reverse side of the agenda is the list of the rules of conduct for the meeting, and we ask the participants abide by those rules.

As stated in the rules of conduct, shareholders should not address the meeting until recognized, if you want to ask a question or speaker during the meeting, please raise your hand. After being recognized, identify yourself and your status as a shareholder or representative of a shareholder, and then ask your question or state your point. As stated in the rules of conduct, we ask that you restrict your remarks during the formal meeting to the item on the agenda that is before us, and that you limit your remarks in all cases to two to three minutes.

Ms. Bierria the Corporate Secretary has the following documents, which she will incorporate into the minutes of this meeting. And as the notice of the special meeting of shareholders including the joint proxy statement perspectives and the forms of proxy cards mailed with the notice. Certificate of Broadridge Financial Solutions Inc. certifying that notice of the special meeting was timely mailed to all shareholders of record as of the close of business on April 18, 2011, and certified list of all registered holders of the common stock of record as of the close of business on April 18, 2011.

We have three items to be voted on by the shareholders, as described in the notice of the meeting and the joint proxy statement/prospectus. Those three are approve the issuance of shares of AGL Resources Inc common stock as contemplated by the agreement and plan of merger dated December 6, 2010 among AGL Resources Inc., Apollo Acquisition Corp, Ottawa Acquisition LLC, and Nicor Inc. Approve an amendment to AGL Resources Inc.'s amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Inc.'s Board of Directors from 15 to 16 directors.

Adjourn the special meeting, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of this special meeting to approve the issuance of shares and or the amendment to the amended and restated articles of incorporation. As we have received sufficient votes at the time of this special meeting to approve proposals one and two, proposal three is irrelevant, and we will now move on.

Before we proceed, is there anyone who would like to vote in person? If so, please raise your hand and we will provide you with the ballot on which to mark your votes. If you have previously voted by a proxy you do not need to vote by ballot today unless you want to change your vote.

I'll now entertain a motion that the following resolution related to the approval of the issuance of shares of AGL Resources common stock as contemplated by the merger agreement to be submitted to the shareholders and recommend for their approval.

Resolved that the shareholders hereby approve the issuance of shares of AGL Resources Inc. common stock as contemplated by the agreement and plan of merger dated as of December 6, 2010 among AGL Resources Inc., Apollo Acquisition Corporation, Ottawa Acquisition LLC and Nicor Inc., a copy of which was included as Appendix A in the joint proxy statement/prospectus.

Is there a motion to approve the resolution?

Unidentified Speaker

 I so move.

 John Somerhalder - AGL Resources Inc - Chairman, President, and CEO

 Is there a second?

Unidentified Speaker

 I second the motion.

 John Somerhalder - AGL Resources Inc - Chairman, President, and CEO

Thank you. The second proposal is approval of the amendment of our amended and restated articles of incorporation. I'll now entertain a motion that the following resolution related to the amendment of our amended and restated articles of incorporation to be submitted to the shareholders and recommended for their approval.

Resolved that Article 3, Section 3.01 of the amended and restated articles of incorporation of AGL Resources Inc is amended in it's entirety to increase the number of directors who may serve on the Board from 15 to 16, as further described in Appendix C of the joint proxy statement/prospectus.

Is there a motion to approve the resolution?

Unidentified Speaker

 I so move.

 John Somerhalder - AGL Resources Inc - Chairman, President, and CEO

 Is there a second?

Unidentified Speaker

 I second the motion

 John Somerhalder - AGL Resources Inc - Chairman, President, and CEO

That completes the formal presentation of the proposals, and I hereby declare the poll is closed. We will now proceed to the vote totals.

Ms. Bierria, do you have the proxy totals?

 Myra Bierria - AGL Resources Inc - Corporate Secretary

Yes, I've received the vote totals from the Inspector of Election as proxy Mr. Shlanta casts votes representing 54,222,487 shares of common stock for the resolution to approve the issuance of shares of AGL Resources Inc, common stock as contemplated by the agreement and plan of merger dated as of December 6, 2010 among AGL Resources Inc., Apollo Acquisition Corp, Ottawa Acquisition LLC and Nicor Inc, a copy of which was included as Annex A of the joint proxy statement/prospectus, which represents the majority of the votes kept on the proposal and the majority of the shares entitled to vote on a proposal.

Mr. Shlanta also casts votes representing 55,558,593 shares of common stocks for the resolution to approve the amendment to our amended and restated articles of incorporation to increase the number of directors that may serve on the board from 15 to 16, which represents a majority of the votes passed on the proposal and a majority of the shares entitled to vote on the proposal.

 John Somerhalder - AGL Resources Inc - Chairman, President, and CEO

 I hereby declare that the resolution to approve the issuance of shares of AGL Resources common stock has been approved, and the resolution to approve and amend to AGL Resources amended and restated article of incorporation to increase the number of directors that may serve on the AGL Resources Board of Directors from 15 to 16 has been approved.

That concludes the formal items on the agenda for today's meeting. I have some concluding remarks and then we will have a question-and-answer period. But first, I will entertain a motion that we adjourn the formal portion of the special meeting.

Unidentified Speaker

 I so move.

 John Somerhalder - AGL Resources Inc - Chairman, President, and CEO

 Is there a second?

Unidentified Speaker

 I second the motion.

 John Somerhalder - AGL Resources Inc - Chairman, President, and CEO

 All in favor?

Unidentified Speaker

 Aye.

 John Somerhalder - AGL Resources Inc - Chairman, President, and CEO

Oppose? I hereby declare the Special Meeting adjourned, and I would like to again welcome you.

Now that we have completed the business portion of the meeting, I would like to take a few minutes to review once again the strategic benefits of our merger with Nicor and provide a brief update on our regulatory approvals. Before I do that, I would like to remind everybody of our forward-looking statements and also about additional information that is available. There it is.

As we have said when we initially announced the merger in December of last year this is a great transaction for our shareholders, employees, customers and the communities we serve. The merger of our two companies will create one of the largest natural gas utility companies in the country, with customers across Illinois, Georgia, Virginia, New Jersey, Florida, Tennessee and Maryland.

By sharing best practices into the benefits of the greater scale, we will be able to serve those customers better and more efficiently. In addition, this is a logical combination of highly complimentary unregulated businesses, where we will leverage our collective experience to take advantage in new market opportunities. We have a proven track record of acquisition integration spanning the last decade, and I am confident that by coming together with Nicor we will establish a platform for growth that is superior to what either company could achieve on its own.

Let me again review a few of the key aspects of the combined businesses. We will have combined revenues of approximately $4.8 billion based on the last 12 months revenues as of the end of March. We will have a combined rate base of $4 billion serving nearly 4.5 million customers. We will have a pro forma market capitalization of $4.7 billion based on June 3rd's closing price of our stocks.

Our combined retail businesses will serve more than 1 million customers. We will operate physical wholesale gas businesses delivering approximately 4.7 billion cubic feet of gas into the market every day. And our natural gas storage facilities will provide more than 30 billion cubic feet of storage capacity by 2012, and we will have the potential for expansion of up to around 90 billion cubic foot. Our new company will employ approximately 6400 people.

Obviously, this transaction provides us with the size and scale, but most importantly we believe that it provides an opportunity to use our proven model of integration and implementation of best practices to create a company that is well positioned for the long-term in the industry, and one that is committed to creating value for our shareholders.

And as we've previously said, this transaction will be neutral to AGL Resources earnings per share in the first four year following completion and we expect it to be additive to earnings thereafter. We expect to maintain a strong financial profile and solid investment-grade credit ratings, and our Board is committed to maintaining the dividend policy we have established over the past few years.

In order to complete this transaction we require approvals from a number of states and federal agencies. Since the announcement we have made significant and substantial progress in gaining those approvals. Obviously, the transaction required your approval today and we've received that approval. Within the next hour, Nicor shareholders will also vote on the transaction, and we look forward to hearing a positive news out of Naperville later this morning.

We already have completed a number of the approval processes including the termination of the customary waiting period under this Hart-Scott-Rodino Antitrust Improvement Act. Our S-4 Registration statement with the Securities Exchange Commission has been deemed effective.

We also needed approval from the California Public Utilities Commission, since Nicor has a storage project in California and we've received the necessary approval from the CPUC in May. After our meeting today the last major remaining approval is that of the Illinois Commerce Commission, and that's the state agency that regulates Nicor and establishes the rates there in Illinois.

Let me briefly update you on the status of our proceedings for the ICC, at the end of April the ICC staff recommended denial of our application as filed, which is not without precedent in other merger cases in Illinois. If you look beyond the headlines, it is clear that the staff set forth a number conditions that could remedy their issues with our application. We have reviewed those conditions in detail and responded to the staff in the latest round of testimony filed at the end of May.

We agreed with the staff on a number of the issues, and on the issues that we disagree we believe there is a reasonable path to resolution as part of the regulatory process. We will have hearings before the ICC in mid-July, and we remain confident that we will be able to work through the additional open items over the coming months.

Assuming the resolution of those issues we would expect to close the transaction during the second half of this year. We are already working closely with the Nicor team on transition and integration efforts and our CFO, Drew Evans is leading the transition effort. We have had 35 senior professionals from each of the companies leading weekly here in Atlanta to review more than 50 functional areas, and make recommendations about how to manage those areas following the close of the transaction.

Our goal is to ensure we capture best practices in both companies, and that all risk controls and compliance processes are in place for day one operations. We've made tremendous progress, and we will continue with our integration planning over the coming weeks and months.

In summary, this is an exciting transaction that makes strong financial and strategic sense for both companies. We are creating a leading natural gas distribution company, with additional scope and scale expected to enhance our low cost leadership position. The results will be sustained value creation for the shareholders and concrete benefits for our customers, employees and the communities we serve.

Thank you, again, for joining us today, and we will now take any questions you may have, keeping in mind the rules of conduct that we have on the reverse side of the agenda. Thank you.

Are there any questions? If not, thank you all very much for joining us today.